Gepco, Ltd.

9025 Carlton Hills Boulevard, Suite B

Santee, CA 92071

March 12, 2014

VIA EDGAR

Ernest Greene

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:    Gepco, Ltd.

          Item 4.01 Form 8-K

          Filed March 5, 2014

          File No. 0-53559

Dear Mr. Greene:

We are in receipt of your letter to us, dated March 10, 2014, regarding the above referenced Form 8-K. We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, we address each enumerated comment as follows.

1.	We confirm there are no such agreements and have referenced the language accordingly.
2.	We have added the specific date of engagement.
3.	We have referenced the fact that we have not consulted the new auditor on any Item 304(a)(2) matters.
4.	We have included the appropriate Exhibit 16 Letter.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Trisha Malone

Trisha Malone

cc: Jolie Kahn, Esq.